Exhibit 99.2

São Paulo, October 28, 2020.

To

Board of Directors of Linx S.A.

Avenida Doutora Ruth Cardoso, nº 7221, Cj. 701, Bl. A, sala 1, Edifício Birmann 21

São Paulo/SP

CEP 05425-902

With copy to

All Parties of the Association Agreement

Via E-mail

Ref.:       Association Agreement – Official Letter 908/2020-SLS from B3 S.A. – Brasil, Bolsa, Balcão

Dear Sirs,

We make reference to your request for STNE Participações S.A. to adopt a position in relation to the Ofício 908/2020-SLS ("Official Letter") through which B3 S.A. - Brasil, Bolsa, Balcão (“B3”) requested Linx to take the pertinent measures, by 10.30.20, so that its shareholders may decide on the waiver of STNE's adhesion to the Novo Mercado segment without the imposition of the penalty provided for in section 8.1(iv) of the Association and Other Covenants Agreement, entered into on August 11, 2020, as amended ("Association Agreement"). The capitalized terms herein that are not defined herein shall have the meaning ascribed to them in the Association Agreement.

Initially, it is worth reminding you that due to the bilateral penalties stipulated in the Association Agreement, it was possible for STNE to provide exceptional market value for Linx shareholders, greater than R$1.5 billion, with Linx still protected by a penalty of R$453.7 million to which STNE obliged itself to mitigate the risks of performance of the transaction contracted for in the terms of the Association Agreement (“Transaction”).

The penalty questioned by the Official Letter, in the amount of R$112.5 million, would refund less than half of the estimated costs by STNE for carrying out the Transaction. In spite of the absence of any coercive aspect of a penalty of this magnitude (which represents approximately 1.73% of the total market value, fully diluted of Linx shares on the closing of the trading session on October 27, 2020), STNE is convinced that, in addition to its legality, this penalty would not be the deciding factor for the approval of the Transaction by Linx's shareholders. STNE's confidence in the approval of the Transaction lies in the fact that its proposal generates exceptional value for Linx's clients, personnel and shareholders, and to date it has been the only firm proposal with guarantees of performance submitted to Linx.

In view of this, and with the goal of preventing controversies that could hinder the good functioning of Linx's extraordinary general meeting scheduled, in first call, for November 17, 2020 ("EGM"), STNE, through this notice and upon your agreement, hereby waives, unilaterally, irrevocably and irreversibly, the right to demand payment of the penalty of R$112,500,000.00 (one hundred and twelve million five hundred thousand Reais) established in section 8.1(iv) of the Association Agreement ("Partial Penalty") in the event that, once the EGM is held, any of the matters on its agenda that have the effect of preventing, rendering impossible or burdening the consummation of the Transaction, in its terms, is rejected; provided, that the other fines or penalties set forth in section 8.1(iv) of the Association Agreement will remain in full force and effect. In the event that the EGM is postponed for any reason beyond the Parties will, the Partial Penalty will not be due by Linx, without prejudice to STNE’s right to claim the payment of the Penalty in the events provided by the Association Agreement.

In order to avoid any doubts between the parties, in the event that the merger of Linx's shares by STNE is rejected at the EGM, the waiver by STNE of the right to receive the Partial Penalty will not effect STNE's right, provided in the Association Agreement, to receive the full compensatory penalty in the amount of R$ 453,750,000.00 (four hundred and fifty three million, seven hundred and fifty thousand Reais), should a Competing Transaction that has been announced or submitted up to the date of the EGM be accepted, approved or contracted by Linx or its shareholders during the period of twelve (12) months after the date of the EGM or the date of the event which causes the EGM to not be held . Furthermore, in the event of rejection of the Transaction by Linx's shareholders, the Association Agreement shall be deemed terminated pursuant to its section 8.1.1, notwithstanding the non-payment of the Partial Penalty and subject to the continuing obligation to pay the Penalty in the event a Competing Transaction is carried out pursuant to the terms of the Association Agreement, or any other event of applicability of the Penalty, pursuant to the terms of the Association Agreement.

Finally, subject to the EGM being held and to the full approval of the matters relating to the Transaction, on November 17, 2020, we hereby, pursuant to section 1.2.6 of the Merger Protocol of the Transaction, increase our proposal by R$ 89,529,308.50 in the cash portion of the consideration to be paid in exchange for the redemption of the New Shares STNE, which corresponds to an additional cash payment of R$ 0.50 per Linx share, for a total cash consideration of R$ 32.06 per Linx share, subject to the adjustments established in the Merger Protocol of the Transaction. The portion of Class A Shares StoneCo or StoneCo BDRs,as the case may be, will remain unchanged.

Any doubt or controversy related to this notice shall be resolved as provided for in Chapter 10 of the Association Agreement.

Please return a copy of this correspondence duly signed by you as evidence of your irrevocable and irreversible agreement to the above terms.

Yours sincerely,

STNE Participações S.A.

Acknowledged and agreed to:

Linx S.A.

Witnesses:

Name: CPF/ME:	Name: CPF/ME: